DO A98

16012474

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28496

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~Brechling~~ Andersen Securities ~~(a Proprietorship)~~ Brechling

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3250 Wilshire Blvd., Suite 1750-i
(No. and Street)

Los Angeles	CA	90010-1502
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Erik Brochling Andersen 213-487-3360
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

2367 Clubhouse Drive	Rocklin	CA	95765
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 01 2016
Washington DC
411

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Erik Brechling Andersen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brechling Andersen Securities, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Erik Brechling Andersen
Signature

PROPRIETOR
Title

H Chang
Notary Public

H. CHANG
Commission # 2071000
Notary Public - California
Los Angeles County
My Comm. Expires Jun 10, 2018

PLEASE SEE ATTACHED CURRENT CALIFORNIA NOTARY FORM

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL- PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California }

County of Los Angeles }

On 26th February 2016 before me, H. Chang, Notary Public, (Here insert name and title of the officer)

personally appeared Erik Brechling Andersen,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

H. CHANG
Commission # 2071000
Notary Public - California
Los Angeles County
My Comm. Expires Jun 10, 2018

HChang

Notary Public Signature (Notary Public Seal)

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Annual Audited Report FORM X-17A-5 Part III

(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages 29 Document Date________

CAPACITY CLAIMED BY THE SIGNER

- ☐ Individual (s)
- ☐ Corporate Officer

  ________ (Title)
- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other ________

INSTRUCTIONS FOR COMPLETING THIS FORM

This form complies with current California statutes regarding notary wording and, if needed, should be completed and attached to the document. Acknowledgments from other states may be completed for documents being sent to that state so long as the wording does not require the California notary to violate California notary law.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the acknowledgment is completed.
- The notary public must print his or her name as it appears within his or her commission followed by a comma and then your title (notary public).
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Indicate the correct singular or plural forms by crossing off incorrect forms (i.e. ~~he~~/she/~~they~~, is /~~are~~) or circling the correct forms. Failure to correctly indicate this information may lead to rejection of document recording.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different acknowledgment form.
- Signature of the notary public must match the signature on file with the office of the county clerk.
  - Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
  - Indicate title or type of attached document, number of pages and date.
  - Indicate the capacity claimed by the signer. If the claimed capacity is a corporate officer, indicate the title (i.e. CEO, CFO, Secretary).
- Securely attach this document to the signed document with a staple.

Brechling Andersen Securities
(A Proprietorship)

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2015

Elizabeth Tractenberg, CPA

2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
Office 916/259-1666 -- Mobile 310/435-0746 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

Erik Brechling Andersen
Brechling Andersen Securities
Los Angeles, CA

I have audited the accompanying statement of financial condition of Brechling Andersen Securities, a California sole proprietorship, as of December 31, 2015 and the related statements of income (loss), changes in proprietor's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The sole proprietorship's management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the sole proprietorship as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the sole proprietorship's financial statements. The supplemental information is the responsibility of the sole proprietorship's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rocklin, CA
February 24, 2016

Brechling Andersen Securities
(A Proprietorship)

Statement of Financial Condition
December 31, 2015

ASSETS

Cash	$	11,288
Marketable Securities, at market value		58,170
Other assets		199
Total assets	$	69,657

LIABILITIES AND PROPRIETOR'S EQUITY

Liabilities	$	-
Proprietor's equity		69,657
Total liabilities and proprietor's equity	$	69,657

The accompanying notes are an integral part of these financial statements.

Brechling Andersen Securities
(A Proprietorship)

Statement of (Loss)
Year Ended December 31, 2015

Revenues:	
Mutual fund, including trail commissions	$ 1,146
Quarterly mutual fund 128-1 fees	5,437
Interest	802
Unrealized gain on securities	10,210
Total revenues	17,595
Expenses:	
Bank charges	$ 21
Fidelity bond	576
FINRA assessments and fees	2,485
Professional fees	9,044
Rent	7,290
SIPC	3
Telepone	646
Total expenses	20,065
Net (Loss)	$ (2,470)

The accompanying notes are an integral part of these financial statements.

Brechling Andersen Securities
(A Proprietorship)

Changes in Proprietor's Equity
Year Ended December 31, 2015

Balance, December 31, 2014	$	60,627
Proprietor's capital contributions		11,500
Net (loss)		(2,470)
Balance, December 31, 2015	$	69,657

The accompanying notes are an integral part of these financial statements.

Brechling Andersen Securities
(A Proprietorship)

Statement of Cash Flows
Year Ended December 31, 2015

Cash flows from operating activities:			
Net loss		$	(2,470)
Adjustments to reconcile net loss to net cash used for operations:			
Unrealized gain on securities	$ (10,210)		
Increase in other assets	1,198		
Total adjustments			(9,012)
Net cash used by operating activities			(11,482)
Cash flows from investing activities:			-
Cash flows from financing activities:			-
Proprietor contributions	11,500		
Net cash used for financing activities			11,500
Net increase in cash			18
Cash at beginning of period			11,270
Cash at end of period		$	11,288

The accompanying notes are an integral part of these financial statements.

Brechling Andersen Securities
(A Proprietorship)

Notes to Financial Statements
December 31, 2015

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Brechling Andersen Securities is a proprietorship and registered as a broker/dealer maintaining its only office in Los Angeles, California. The firm is subject to a minimum net capital requirement of $5,000 pursuant to SEC Rule 15c3-1. The Firm operates pursuant to the (k) (1) Exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. Therefore, the Company is exempt from the computation for the determination of reserve requirements pursuant to Rule 15c3-3 as well as the disclosure of information relating to possession and control requirements pursuant to Rule 15c3-3. The business consists solely of mutual funds.

Method of Accounting

The firm maintains its records on the accrual basis of accounting.

Income Taxes

The proprietorship itself is not a taxpaying entity for purposes of federal and state income taxes. Such taxes of the proprietor are computed on his total income from all sources and, accordingly, no provision for income taxes is made in these statements.

SIPC

The SIPC assessment has been determined fairly in accordance with applicable instructions and was remitted timely. Effective December 31, 2015, all broker-dealers must file a copy of its Independent Auditor's Report with SIPC.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Marketable Securities/Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

(2) MARKETABLE SECURITIES

Investment in securities at December 31, 2015, consists of trading securities comprised solely of NASDAQ common stock with a fair value of $58,170 and an original cost of $13,000.

Market value is established by using current standards as the securities are on national exchanges and the fair value is determined based on published market prices.

Brechling Andersen Securities
(A Proprietorship)

Notes to Financial Statements Continued
December 31, 2015

(1) RENTAL OF FACILITIES

The firm occupies space under a six month lease agreement. Total rent for 2015 amounted to $7,290.

(4) NET CAPITAL

The firm is subject to a $5,000 minimum capital requirement pursuant to SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2015, the net capital was $56,369, which exceeded minimum net capital by $51,369. The aggregate indebtedness to net capital ratio was not applicable because there was no aggregate indebtedness at that date.

(5) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was February 24, 2016. No transactions or events were found that were material enough to require recognition in the financial statements.

Brechling Andersen Securities
(A Proprietorship)

Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2015

Total proprietor's equity from statement of financial condition		$ 69,657
Less non-allowable assets:		
Other assets	$ 199	
Total adjustments		(199)
Net capital before haircuts		69,458
Haircuts:		
15% haircut on NASDAQ stock (NDAQ)	$ (8,726)	
Undue concentration	(4,363)	
Total haircuts		(13,089)
Net capital		$ 56,369

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 5,000
Net capital from above	$ 56,369
Excess net capital	$ 51,369

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS

Total liabilities	$ -
Ratio of aggregate indebtedness to net capital	N/A
Percentage of debt to debt-equity total Computed in accordance with Rule 15c3-1(d)	N/A

Net capital as reported in the unaudited Part IIA filing agrees with the audited net capital above.

Brechling Andersen Securities
(A Proprietorship)

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
December 31, 2015

Not Applicable - The Firm is not required to prepare a Computation of Reserve Requirement pursuant to Rule 15c3-3 as it is a Proprietorship dealing solely in Mutual Funds transacted directly with the Fund. The Firm does not receive or deliver customer funds or securities and is exempt from Rule 15c3-3 pursuant to Section (k) (1).

Brechling Andersen Securities
(A Proprietorship)

Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3
December 31, 2015

Not Applicable-The Firm is not subject to the requirements of Rule 15c3-3 Customer Protection - reserves and custody of securities with respect to physical possession or control as set forth in the rule as it does not receive or hold funds or securities and is exempt from SEC Rule 15c3-3 based on Section (k) (1).

Elizabeth Tractenberg, CPA

2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
Office 916/259-1666 -- Mobile 310/435-0746 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm – Exemption Report

To the Proprietor
Brechling Andersen Securities

I have reviewed management's statements, included in the accompanying Brechling Andersen Securities (the "proprietor") Exemption Report in which (1) the proprietor identified the following provisions of 17C.F.R. §15c3-3(k) under which the proprietor claimed an exemption from 17 C.F.R. §240.15c3-3: ((k) (1) (the "exemption provisions"), and (2) the proprietor stated that they met the identified exemption provisions from January 1, 2015 to December 31, 2015 (the proprietor's fiscal year end) without exception. The proprietor is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the proprietor's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on the proprietor's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to the proprietor's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (1) of Rule 15c3-3 under the Securities Exchange Act of 1934 for the periods noted in paragraph 1 above.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rocklin, CA
February 24, 2016

BRECHLING ANDERSEN SECURITIES
MEMBER FINANCIAL INDUSTRY REGULATORY AUTHORITY
MEMBER SECURITIES INVESTOR PROTECTION CORPORATION
ONE PARK PLAZA BLDG.
3250 WILSHIRE BLVD., SUITE 1750 - L, LOS ANGELES, CALIFORNIA 90010
(213) 487-3360

Date 11-11-2015

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
Rocklin, CA 95765

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Ms. Tractenberg:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k)(1) the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

BD Name met the Section 204, 15c3-3 (k)(1) exemption for the period January 1, 2015 to December 31, 2015.

Sincerely,
Erik Brechling Andersen
Name, Title PROPRIETOR